Exhibit 99.1

The9 Joint Venture Partner Increased Committed Annual Revenue to RMB900 Million and Profit to RMB300 Million from RMB600 and RMB200M Respectively

Shanghai China, December 6, 2024 — The9 Limited (Nasdaq: NCTY) (“The9”), an established Internet company, today announced that its wholly-owned subsidiary Shanghai The9 Information Technology Co., Ltd. signed an amendment agreement to joint venture agreement (hereinafter referred to as the "Agreement") with its joint venture partner Zhejiang Huanyu Network Technology Co., Ltd. (hereinafter referred to as "Huanyu"), a Chinese game development and operation company. Huanyu originally committed that the Joint Venture will have game revenues of at least RMB600 million and a profit of RMB200 million in 2025. Based on the Agreement, Huanyu increased its commitment that the Joint Venture will have game revenues of at least RMB900 million (approximately US$124 million) and a profit of RMB300 million (approximately US$41 million) in 2025, and the committed growth of game revenues and profit by at least 30% annually in 2026 and 2027 remains the same.

The Joint Venture was established in September 2024. The9 holds a 51% stake and Huanyu holds a 49% stake of the Joint Venture. All after-tax profits of the Joint Venture will be distributed as dividends every quarter according to the shareholding ratio of the Joint Venture partners. It is one of The9's consolidated subsidiaries to operate various games including MIR M. The Joint Venture had obtained an application receipt of the Internet Content Provider license and is expected to obtain the Internet Content Provider license soon. While The9 will still cooperate with other online game companies to operate MIR M, The9 granted the Joint Venture exclusive rights to publish, market and distribute MIR M through certain designated iOS and Android channels according to the Agreement.

The9 granted Huanyu 475,102,500 The9 restricted shares, equivalent to 1,583,675 ADSs. These restricted shares will be unlocked in stages according to Huanyu's commitment to the Joint Venture's 2025 business results.

"After signing the joint venture agreement with The9 in August, we have been working smoothly with The9 to set up the Joint Venture, applying for the ICP and most importantly, to prepare the launch of MIR M in 2025. In the past few months, we have been thrilled by the quality of MIR M. MIR M is an evolution game from all existing MIR games on the market. The Unreal Engine 4 helps MIR M to create and present top-level graphics. Other than MIR M, we will also cooperate with The9 to let our Joint Venture operate other games. We are more confident to the financial performance of our Joint Venture with The9 and that is the reason we entered into an amendment agreement to increase our revenue and profit guarantee,” said Liu Huan, CEO of Huanyu.

Safe Harbor Statement

This current report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this announcement is as of the date hereof, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

The9 Limited

17 Floor,

No. 130, Wu Song Road,

Hong Kou District,

Shanghai 200080, PRC

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 is committed to become a global diversified high-tech Internet company, and is engaged in online games operation and Bitcoin mining businesses.

About Zhejiang Huanyu Network Technology Co., Ltd.

Zhejiang Huanyu Network Technology Co., Ltd. is a Chinese game development and operation company, mainly operating MIR and related games. The Group has more than 500 employees, more than 19 million game users, and more than 3.9 million paying users. The cumulative user payment amount exceeded RMB 1.9 billion.

Investor Relations Contact

Ms. Rebecca Cai
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 6108-6080
Email: IR@corp.the9.com

Website: www.the9.com